                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


May 9, 2003

                                 HYDRO ONE INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)
        483 Bay Street, 10th Floor, South Tower, Toronto, Ontario M5G 2P5
--------------------------------------------------------------------------------


                     (Address of Principal Executive Office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |_|   Form 40-F|X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes|_|    No|X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HYDRO ONE INC.
                                            ------------------------------------
                                              (Registrant)


Date     May 9, 2003                        By     "Laura Formusa"
    -----------------------                    ---------------------------------
                                            Name:    Laura Formusa
                                            Title:   General Counsel & Secretary

            HYDRO ONE ANNOUNCES INCREASE IN FIRST QUARTER NET INCOME


TORONTO, May 7, 2003 - Hydro One Inc. today released its first quarter results which show net income of $139 million, an increase of $33 million or 31 per cent over the first three months of last year.

The increase in net income is primarily related to high demand for electricity this quarter and to transmission revenue which now fluctuates with demand compared to the first quarter of 2002 when, prior to market opening, transmission revenue was based on a fixed monthly amount. Net income also reflects the increase in distribution revenues attributable to demand as well as the increase in distribution rates that came into effect on March 1, 2002.

"Our results this quarter demonstrate our commitment to ensure stability in Hydro One's operations and financial results. Our emphasis on operational efficiency has allowed us to ensure Hydro One remains on a sound commercial footing. We will continue to focus on productivity improvements like our new consolidated operating centre," said Tom
Parkinson,   President  and  Chief Executive Officer of Hydro One.

Total revenue increased by $125 million to $1,147 million compared to last year. Revenue was up primarily because of the increase in large customers served by Hydro One and the high demand for electricity this winter. Net cash from operations was $252 million in the first quarter. During the three months ended March 31, 2003, the company has paid $65 million in dividends from retained earnings to the Province and invested $94 million in capital expenditures, primarily in transmission and distribution.

HIGHLIGHTS

o Tom Parkinson was appointed President and Chief Executive Officer of Hydro One effective January 21, 2003, after serving as our President and Chief Operating Officer since July, 2002. On April 16, 2003, Tom was also appointed to our Board of Directors.

o Hydro One successfully issued $250 million 40 year notes on April 22, 2003, joining a short list of Canadian companies who have issued at terms longer than 30 years.

--------------------------------------------------------------------------------

CONSOLIDATED FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)       2003        2002      $ CHANGE    % CHANGE
--------------------------------------------------------------------------------
Revenues                              1,147       1,022         125         12%
--------------------------------------------------------------------------------
Purchased power                         576         496          80         16%
--------------------------------------------------------------------------------
Operating costs                         281         271          10          4%
--------------------------------------------------------------------------------
Net income                              139         106          33         31%
--------------------------------------------------------------------------------
Operating cash flow                     234         194          40         21%
--------------------------------------------------------------------------------

STATISTICS

--------------------------------------------------------------------------------
Transmission - units transmitted (TWh) 41.0        38.2        2.8           7%
--------------------------------------------------------------------------------
Distribution - units distributed (TWh)  8.2         7.0        1.2          17%
--------------------------------------------------------------------------------



Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Ontario government.

                                     - 30 -


For further information, please contact:
Anne Creighton,
Director, Corporate Communications
416-345-6072

                                 HYDRO ONE INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

As used in this section, references to increases and decreases, whether in terms of amounts or percentages are made by comparison of the three months ended March 31, 2003 to the three months ended March 31, 2002.

REVENUES

THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)           2003     2002     $ CHANGE    % CHANGE
--------------------------------------------------------------------------------
Transmission                               335      309         26          8%
Distribution                               808      701        107         15%
Other                                        4       12         (8)       (67%)
--------------------------------------------------------------------------------
                                         1,147    1,022        125         12%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Transmission - units transmitted (TWh)    41.0     38.2        2.8          7%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Distribution - units distributed (TWh)     8.2      7.0        1.2         17%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSMISSION revenues reflect a higher level of demand on our transmission system and that our transmission revenues now fluctuate with demand. Commencing with the opening of the electricity market to
competition on May 1, 2002 (Open Access),  our  approved   transmission
tariff is collected directly through unbundled rates and therefore our related transmission revenue fluctuates with the peak demand for electricity during a month. Prior to Open Access, which included the first quarter of 2002, this revenue was collected through the revenue allocation agreement between the successor corporations of Ontario Hydro as a fixed amount per month.

DISTRIBUTION revenues increased primarily as a result of the volume of electricity distributed through our system this quarter. We distributed 8.2 terra-watt hours of electricity during the first quarter of 2003, compared to 7.0 terra-watt hours during the same period last year.
 Higher revenues of $158 million were attributable to this increase in volume, including the requirement commencing with Open Access to directly serve a number of commercial, industrial and local distribution companies that are connected to our low voltage system. Prior to the opening of the electricity market to competition, these customers purchased their electricity from Ontario Power Generation Inc. (OPG). Volume further increased as a result of weather related demand. The increase in distribution revenues due to higher volume was partially offset by lower revenues of $51 million attributable to price changes, primarily associated with the unbundling of electricity rates upon Open Access. The debt retirement charge is now separately identified within the rates and therefore, it has been excluded from our revenue and purchased power.

OTHER revenue was lower due to the sale of substantially all of the assets of our competitive retail operations, effective April 30, 2002. Our other business segment now primarily represents our telecommunications operations conducted by our wholly owned subsidiary, Hydro One Telecom Inc.

PURCHASED POWER

Purchased power costs increased by $80 million, or 16%, to $576 million. Purchased power costs increased by $145 million due to volume, including the additional customers that we are now required to directly serve and the weather related demand. The increase due to higher volume was partially offset by lower purchased power costs of $65 million attributable to the unbundling of electricity rates upon Open Access.

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)


OPERATION, MAINTENANCE AND ADMINISTRATION

THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)          2003     2002     $ CHANGE     % CHANGE
--------------------------------------------------------------------------------
Transmission                               94       78         16           21%
Distribution                               82       76          6            8%
Other                                       6       26        (20)         (77%)
--------------------------------------------------------------------------------
                                          182      180          2            1%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSMISSION  operation,   maintenance  and  administration  costs  were
higher primarily as a result of increased lines and stations maintenance, increased forestry line clearing and unplanned lines and stations corrective work. Better weather conditions this year, particularly in our northern region, have enabled planned maintenance and forestry work to be done earlier this year. During the first quarter of 2002, severe storm conditions required our line crews to focus on emergency capital work.

DISTRIBUTION operation, maintenance and administration costs also increased due to the availability of our crews to work on planned line maintenance programs and forestry clearing activities rather than emergency capital work. We also experienced an increase in customer trouble call work.

OTHER operation, maintenance and administration costs were lower due to the sale of substantially all of the assets pertaining to our competitive retail operations.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $8 million, or 9%, to $99 million. This increase primarily reflects an increase in fixed assets in service consistent with our capital expenditures program and higher amortization expense. The increase in amortization expense is associated with the regulatory assets established for market ready costs and for certain environmental remediation costs incurred by our distribution business.

FINANCING CHARGES

Financing charges declined by $3 million, or 3%, to $86 million. This reduction principally reflects the refinancing of maturing long-term debt at lower interest rates, partially offset by the impact of higher average levels of debt outstanding.

PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for payments in lieu of corporate income taxes increased by $5 million, or 8%, to $65 million. This increase reflects higher levels of income, partially offset by the impact of a reduction in the statutory tax rate from 38.62% to 36.62% and higher available tax deductions, primarily related to capital cost allowance.

NET INCOME

Net income increased by $33 million, or 31%, to $139 million. This increase reflects a higher level of demand on our transmission system and that our transmission revenue now fluctuates with demand. Net income also reflects the increase in distribution revenues attributable to weather related demand as well as an increase in distribution rates that came into effect on March 1, 2002. This rate increase was the second phased increase associated with a plan to partially mitigate the impact of an increase in the wholesale cost of power to our distribution business.

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include capital expenditures, servicing and repayment of our debt, payments related to our outsourcing arrangements, investing activities, and dividends.

OPERATING ACTIVITIES

Net cash generated from operations was $252 million for the three months ended March 31, 2003 compared with $75 million for the comparative period. This increase principally reflects changes in the level of accounts payable and accrued charges associated with purchased power, and payments in lieu of corporate income taxes. Our invoice for purchased power from the Independent Electricity Market Operator (IMO) reflects the reduction to 4.3 cents per kWh for our low volume and designated customers, as stipulated by the Electricity Pricing, Conservation and Supply Act, 2002. The reduction is applied to our customer billings as the bills are issued, which is subsequent to the reduction in our invoice for purchased power. The increase attributable to payments in lieu of corporate income taxes was due to higher pre-tax income and to the timing of installments. The increase in net income also contributed to the increase in net cash generated from operations.

FINANCING ACTIVITIES

Cash from financing activities was $70 million for the three months ended March 31, 2003 compared with $94 million for the comparative period.

Short-term   liquidity  is  provided  through  funds  from  operations  and our commercial paper program, under which we are authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days. This program is supported by committed revolving credit agreements with a syndicate of banks of $750 million maturing in August 2003, which we plan to renew, and $250 million maturing in August 2005. At March 31, 2003, we had $208 million of short-term notes outstanding. The remaining short-term liquidity available of approximately $792 million under this program, together with anticipated levels of funding from operations, should be sufficient to fund our normal operating requirements.

Long-term financing is provided by our access to the debt markets including our medium term note program. The maximum authorized principal amount of medium term notes issuable under this program is $2.5 billion and is currently available until July 2003. We plan to renew the program for an additional two years. We intend to use the medium term note program to meet most of our borrowing requirements for the foreseeable future. At March 31, 2003, we had $1,550 million in principal amount of medium term notes outstanding. After considering our most recent debt financing that was completed on April 22, 2003, we have approximately $700 million principal amount issuable under this program. We believe that we will be able to issue medium term notes on satisfactory terms, taking into account, among other factors, the investment grade ratings for our long-term senior, unsecured debt from major Canadian and U.S. rating agencies.

                                                           RATING
                                           -------------------------------------
RATING AGENCY                              SHORT-TERM DEBT        LONG-TERM DEBT
--------------------------------------------------------------------------------
Standard & Poor's Rating Services Inc.(1)        A-2                    A-
Dominion Bond Rating Service Inc.(2)           R-1 (low)                A
Moody's Investor Services Inc.                  Prime-1                 A2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) On February 21, 2003, Standard & Poor's Rating Services Inc. lowered Hydro One's long-term rating to "A-" from "A" and short term rating to "A-2" from "A-1". At the same time, the outlook changed to negative.

(2) On December 10, 2002, Dominion Bond Rating Service Inc. placed Hydro One's long-term credit rating on negative trend.

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

During the first quarter of 2003, we issued $500 million in debt under our medium term note program, had a net reduction in short-term notes of $371 million under our commercial paper program and paid dividends to the Province in the amount of $65 million. The dividends included preferred dividends of $4 million and common dividends of $61 million. During the comparative period, we had a net increase in short-term notes of $110 million under our commercial paper program and paid dividends to the Province in the amount of $16 million, including preferred dividends of $4 million and common dividends of $12 million. The increase in dividends primarily reflects our objective of minimizing significant variations in dividend payments from quarter to quarter.

OEFC DEBT

On February 20, 2003, we restructured approximately $1.65 billion of existing debt held by Ontario Electricity Financial Corporation (OEFC), which had a weighted-average interest rate of approximately 8.7%, for approximately $1.86 billion of debt, which has a weighted-average interest rate of approximately 4.0%. The restructured notes have terms to maturity that are consistent with the original notes and range from
January  2004  to  August  2007.   This  debt restructuring  will lower our
interest payments from 2003 through 2007, but increase the principal amount of the debt payable at maturity.

On March 5, 2003, OEFC sold approximately $2.09 billion of the Hydro One notes that it held pursuant to a short form shelf prospectus which we filed on February 21, 2003. These notes are unsecured and rank PARI PASSU with all other outstanding unsecured indebtedness of our company. We did not receive any proceeds from the sale of these notes. OEFC continues to hold notes with outstanding principal amounts of $651 million that mature in 2003.

INVESTING ACTIVITIES

Cash used for investing activities was $80 million for the three months ended March 31, 2003 compared to $123 million for the comparative period and primarily represents capital expenditures on our transmission and distribution systems. Capital expenditures for each of our three business segments were as follows:

THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)          2003     2002     $ CHANGE     % CHANGE
--------------------------------------------------------------------------------
Transmission                              48        48          -           -
Distribution                              42        60        (18)        (30%)
Other                                      4         8         (4)        (50%)
--------------------------------------------------------------------------------
                                          94       116        (22)        (19%)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

TRANSMISSION capital expenditures were consistent in the first quarter of 2003 compared to 2002. Increased investments associated with our protection and control equipment and the construction of an integrated operating centre were offset by lower expenditures in our lines and stations refurbishment and replacement programs, primarily due to the extent of storm damage experienced last year and variations in the scheduling of project work. The integrated operating centre will be fully functional in 2004 and is expected to result in improved cost efficiencies, supply reliability and an enhanced level of service to our customers.

DISTRIBUTION capital expenditures declined by $18 million in the first quarter of 2003 compared to 2002. This reduction is primarily due to the extent of emergency capital work required to restore power in 2002 which was caused by intense storms in February and March of that year.
In addition, capital expenditures in 2002 included work necessary to prepare our systems and processes for the opening of the electricity market. This work was completed last year.

OTHER  capital  expenditures   declined  by  $4  million  due  to  the  sale
of substantially all of the assets pertaining to our competitive retail operations. Other capital expenditures now principally pertain to the further enhancement of our fibre-optic network in support of our growing telecommunications business.

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

SUMMARY OF CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following table presents a summary of our debt and other major contractual obligations as well as other major commercial commitments.

MARCH 31, 2003
 (CANADIAN DOLLARS IN MILLIONS)       TOTAL     2003(1)  2004/2005   2006/2007   AFTER 2007
-------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
 (DUE BY YEAR):
Short-term notes payable                208       208       -             -           -
Long-term debt(2)                     5,293       651     1,239        1,053        2,350
Operating lease commitments              20         7        10            2            1
Inergi LP outsourcing agreement         889        90       215          200          384
-------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS         6,410       956     1,464        1,255        2,735
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

OTHER COMMERCIAL COMMITMENTS
 (BY YEAR OF EXPIRY)
Bank line(3)                          1,000      750       250           -           -
Letters of credit(4)                    153      153        -            -           -
Guarantees(4)                           275      275        -            -           -
-------------------------------------------------------------------------------------------
TOTAL OTHER COMMERCIAL COMMITMENTS    1,428    1,178      250            -           -
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) The amounts disclosed represent the balance due over the period April 1, 2003 to December 31, 2003.

(2) On April 22, 2003, we issued 40-year notes with a principal amount of $250 million under our medium term note program. The notes were issued at par, have a 6.59% coupon rate and mature on April 22, 2043. This debt financing is not reflected in the Summary of Contractual Obligations and Other Commercial Commitments as at March 31, 2003.

(3) As a backstop to our commercial paper program, we have a revolving standby credit facility with a syndicate of banks of $750 million for a 364-day term maturing on August 18, 2003 and $250 million for a five-year term maturing on August 18, 2005.

(4) We currently have bank letters of credit of $97 million outstanding relating to retirement compensation arrangements. We have also provided prudential support to the IMO as required by the Market Rules, using a combination of bank letters of credit of $50 million and parental guarantees of $275 million. The amount of prudential support that we provide in the form of bank letters of credit to the IMO is dependent on our long-term credit ratings from major Canadian and U.S. rating agencies. The amount of bank letters of credit provided would need to increase if our credit ratings deteriorated. The remaining letters of credit pertain to operating letters of credit and to surety bonds.

Payments in respect of operating leases and our outsourcing agreement with Inergi LP are recorded under operation, maintenance and administration costs on our statement of operations or in our capital programs. The amounts in the above table under short-term notes payable and long-term debt are not charged to our results of operations, but are reflected on our balance sheet and statement of cash flows. Interest associated with this debt is recorded under financing charges on our statement of operations or in our capital programs, but these financing charges are not reflected in the above table.

RECENT DEVELOPMENTS

APPOINTMENT OF TOM PARKINSON

Tom Parkinson was appointed President and Chief Executive Officer of Hydro One Inc. effective January 21, 2003, after serving as our President and Chief Operating Officer since July, 2002. On April 16, 2003, Tom was also appointed to our Board of Directors.

RETAIL ELECTRICITY PRICE CAP AND MARKET POWER MITIGATION REBATE

On March 21, 2003, the Province announced an expansion of the 4.3 cents per kWh energy price for customers with annual consumption of less than 250,000 kilowatts (from 150,000 kilowatts) as well as an extension of the price freeze to designated farm customers. The extension will be retroactive to May 1, 2002 and will continue to be funded through the OEFC. The impact of this extension on distribution revenues and purchased power costs is not significant.

                                 HYDRO ONE INC.
                MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

The Province also announced new rules for the application of the OPG Market Power Mitigation Agreement Rebate. In mid-May 2003, the IMO will facilitate an interim payment in respect of the nine months ended January 31, 2003. The rebate payment for the three months ended April 30, 2003 will be facilitated by the IMO in August 2003. Commencing May 1, 2003 rebates will be 50% of the amount by which the average spot price exceeds 3.8 cents per kWh. This rebate will be paid to customers on a quarterly basis. As our company is only required to process the payment of the rebate from OPG to its end use customers, there is no impact on our distribution revenues and purchased power costs.

DEBT ISSUANCE

On April 22, 2003, we issued 40-year notes with a principal amount of $250 million under our medium term note program. The notes were issued at par, have a 6.59% coupon rate and mature on April 22, 2043.

SELECTED FINANCAL HIGHLIGHTS AND RATIOS

THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)
 (EXCEPT AS OTHERWISE NOTED)                              2003              2002
--------------------------------------------------------------------------------
Net income                                                 139               106
EBITDA(1)                                                  389               346
Operating cash flow                                        234               194
Capital expenditures                                        94               116
Earnings per common share (Canadian dollars)             1,343             1,015
Earnings coverage ratio(2)                                2.46              2.39
Net asset coverage on long-term debt(3)                   1.83              1.90
Total debt to capitalization(4)                            56%               56%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) EBITDA has been presented for the three months ended March 31, 2003 and March 31, 2002 and has been calculated as the sum of income before financing charges, provision for payments in lieu of corporate income taxes and depreciation and amortization. We provide this measure because we believe that it is a standard and useful measure of our financial performance.

(2) The earnings coverage ratio has been presented for the twelve months ended March 31, 2003 and March 31, 2002, respectively and has been calculated as the sum of net income, provision for payments in lieu of corporate income taxes and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.

(3) The net asset coverage on long-term debt ratio has been presented as at March 31, 2003 and December 31, 2002 and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt including current portion.

(4) Total debt to capitalization ratio has been presented as at March 31, 2003 and December 31, 2002 and has been calculated as total debt divided by total debt plus total shareholder's equity.

FORWARD LOOKING STATEMENTS AND INFORMATION

We have included forward-looking statements in this report that are subject to risks, uncertainties and assumptions. Such information represents our current views based on information as at the date of this report. We do not intend to update this information and disclaim any legal obligation to the contrary.

                                 HYDRO ONE INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

Three months ended March 31
 (Canadian dollars in millions)                                2003         2002
--------------------------------------------------------------------------------
REVENUES
Transmission                                                    335          309
Distribution                                                    808          701
Other                                                             4           12
--------------------------------------------------------------------------------
                                                              1,147        1,022
--------------------------------------------------------------------------------

COSTS
Purchased power                                                 576          496
Operation, maintenance and administration                       182          180
Depreciation and amortization                                    99           91
--------------------------------------------------------------------------------
                                                                857          767
--------------------------------------------------------------------------------

INCOME BEFORE FINANCING CHARGES AND PROVISION FOR
 PAYMENTS IN LIEU OF CORPORATE INCOME TAXES                     290          255
Financing charges                                                86           89
--------------------------------------------------------------------------------

INCOME BEFORE PROVISION FOR PAYMENTS IN LIEU OF
 CORPORATE INCOME TAXES                                         204          166
Provision for payments in lieu of corporate income taxes         65           60
--------------------------------------------------------------------------------
NET INCOME                                                      139          106
--------------------------------------------------------------------------------

BASIC AND FULLY DILUTED EARNINGS PER COMMON SHARE
 (CANADIAN DOLLARS)                                           1,343        1,015
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


            CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)

THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)                               2003          2002
--------------------------------------------------------------------------------
RETAINED EARNINGS, BEGINNING OF PERIOD                         502          357
Net income                                                     139          106
Dividends (NOTE 2)                                             (65)         (16)
--------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD                               576          447
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 HYDRO ONE INC.
                           CONSOLIDATED BALANCE SHEETS

                                                      MARCH 31,     DECEMBER 31,
(CANADIAN DOLLARS IN MILLIONS)                         2003             2002
--------------------------------------------------------------------------------
                                                    (UNAUDITED)
ASSETS
Current assets
   Cash and cash equivalents                              207             -
   Accounts receivable
    (net of allowance for doubtful accounts)              707            659
   Materials and supplies                                  58             55
--------------------------------------------------------------------------------
                                                          972            714
--------------------------------------------------------------------------------
Fixed assets
   Fixed assets in service                             13,825         13,790
   Less: accumulated depreciation                       4,937          4,859
--------------------------------------------------------------------------------
                                                        8,888          8,931
   Construction in progress                               352            300
--------------------------------------------------------------------------------
                                                        9,240          9,231
--------------------------------------------------------------------------------
Other long-term assets
   Deferred pension asset                                 703            742
   Regulatory assets                                      549            570
   Goodwill                                               133            133
   Long-term accounts receivable and other assets          22             28
   Deferred debt costs                                     19             17
--------------------------------------------------------------------------------
                                                        1,426          1,490
--------------------------------------------------------------------------------
TOTAL ASSETS                                           11,638         11,435
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES
Current liabilities
   Bank indebtedness                                      -               35
   Accounts payable and accrued charges                   592            589
   Accrued interest                                       101             53
   Short-term notes payable                               208            579
   Long-term debt payable within one year (NOTE 3)      1,114            651
--------------------------------------------------------------------------------
                                                        2,015          1,907
--------------------------------------------------------------------------------
Long-term debt (NOTE 3)                                 3,985          3,938
--------------------------------------------------------------------------------

Other long-term liabilities
   Regulatory liability                                   703            742
   Employee future benefits other than pension            556            540
   Environmental liabilities                              136            140
   Long-term accounts payable and accrued charges          30             29
--------------------------------------------------------------------------------
                                                        1,425          1,451
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                       7,425          7,296
--------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Preferred shares (authorized: unlimited;
 issued: 12,920,000)                                      323            323
Common shares (authorized: unlimited;
 issued: 100,000)                                       3,314          3,314
Retained earnings                                         576            502
--------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                              4,213          4,139
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY             11,638         11,435
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 HYDRO ONE INC.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED MARCH 31
 (CANADIAN DOLLARS IN MILLIONS)                           2003              2002
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                 139              106
Adjustments for non-cash items:
   Depreciation and amortization
    (net of removal costs)                                  95               88
--------------------------------------------------------------------------------
                                                           234              194
Changes in non-cash balances related to operations          18             (119)
--------------------------------------------------------------------------------
Net cash from operations                                   252               75
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Debt issued for long-term financing                        500               -
Amortization of discount                                     8               -
Debt for short-term financing                             (371)             110
Deferred debt costs                                         (2)              -
Dividends paid                                             (65)             (16)
--------------------------------------------------------------------------------
Net cash from financing activities                          70               94
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Fixed assets                                               (94)            (116)
Other assets                                                14               (7)
--------------------------------------------------------------------------------
Net cash used in investing activities                      (80)            (123)
--------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                    242               46
Cash and cash equivalents, beginning of period             (35)             (24)
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   207               22
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                 HYDRO ONE INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1.   BASIS OF PRESENTATION

     The Consolidated Financial Statements of Hydro One Inc. (Hydro One or the Company) which are presented herein have been prepared in accordance with the accounting policies described in the Consolidated Financial Statements for the years ended December 31, 2002 and December 31, 2001, and should be read in conjunction with those financial statements.

     In the opinion of management, the unaudited interim Consolidated Financial Statements reflect all of the adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2003 and 2002.

2.   DIVIDENDS

     During the three months ended March 31, 2003, preferred dividends in the amount of $4 million (2002 - $4 million) and common dividends in the amount of $61 million (2002 - $12 million) were declared.

3.   LONG-TERM DEBT

     OEFC DEBT

     On January 24, 2003, Hydro One announced that the Ontario Electricity Financial Corporation (OEFC) would sell some or all its Hydro One debt in the Canadian public debt markets, commencing early in 2003. The notes payable to OEFC mature between 2003 and 2007, with a weighted-average term to maturity of approximately two years. In order to facilitate the sale, Hydro One agreed in principle with OEFC to restructure some or all of the Hydro One debt held by OEFC.

     On February 20, 2003, we restructured approximately $1.65 billion of existing debt held by OEFC, which had a weighted-average interest rate of approximately 8.7%, for approximately $1.86 billion of debt,
     which has a weighted-average   interest   rate  of   approximately
     4.0%.   This  debt restructuring  will result in lower cash  interest payments for Hydro One from 2003 through 2007 and a corresponding increase in the principal amount of the debt payable at maturity from 2004 to 2007. The maturity dates will remain essentially unchanged. For accounting purposes, the restructuring was treated as a renegotiation of debt with the net carrying amount of the new notes (principal less unamortized discount) on the balance sheet
     equaling   the  carrying   value  of  the  existing   notes  prior  to
     the renegotiation. No gain or loss was recognized as a result of this transaction.

     With the exception of $651 million in notes with maturity dates in 2003, OEFC completed the sale of all of its Hydro One debt into public markets on March 5, 2003.

     DEBT ISSUE

     On January 28, 2003, Hydro One issued notes with a principal amount of $500 million under the Company's medium term note program. The notes were issued in two tranches: a re-opening of Series 3 for $300 million at a coupon rate of 5.77% due November 15, 2012 and Series 4 for $200 million at a coupon rate of 6.35% due January 31, 2034. The total outstanding for Series 3 is now $600 million.

     HEDGE OF FORECASTED DEBT ISSUE

     In February the Company entered into an agreement to sell forward $250 million in Government of Canada bonds to hedge against a potential rise in interest rates related to a planned future issue of debt.
     This agreement will terminate when the hedged debt is issued and it will result in a single payment to Hydro One if interest rates increase over the term of the agreement, or to the counterparty if interest rates decline. The agreement is being accounted for as a hedge of a forecasted transaction and no gain or loss is being recognized in the Statement of Operations.

                                 HYDRO ONE INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)


4.   SEGMENTED REPORTING

     Hydro One has three reportable segments:

     o The transmission business, which comprises the core business of providing transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

     o The distribution business, which comprises the core business of delivering and selling electricity to customers; and

     o An "other" segment primarily consisting of telecom, corporate and, in 2002, energy services. The competitive retail operations of the energy services business were sold in 2002 and the remaining operations of this business are being wound up.

     The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Segment information on the above basis is as follows:

     THREE MONTHS ENDED MARCH 31
      (CANADIAN DOLLARS IN MILLIONS)            TRANSMISSION    DISTRIBUTION     OTHER   CONSOLIDATED
     ------------------------------------------------------------------------------------------------
     2003
     SEGMENT PROFIT
     Revenues                                       335              808            4       1,147
     Purchased power                                  -              576            -         576
     Operation, maintenance and administration       94               82            6         182
     Depreciation and amortization                   52               47            -          99
     ------------------------------------------------------------------------------------------------
     Income (loss) before financing charges and
      provision for payments in lieu of corporate
      income taxes                                  189              103           (2)        290
     Financing charges                                                                         86
     ------------------------------------------------------------------------------------------------
     INCOME BEFORE PROVISION FOR PAYMENTS
      IN LIEU OF CORPORATE INCOME TAXES                                                       204
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------
     CAPITAL EXPENDITURES                            48               42            4          94
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     2002
     SEGMENT PROFIT
     Revenues                                       309              701           12       1,022
     Purchased power                                  -              496            -         496
     Operation, maintenance and administration       78               76           26         180
     Depreciation and amortization                   53               36            2          91
     ------------------------------------------------------------------------------------------------
     Income (loss) before financing charges and
      provision for payments in lieu of corporate
      income taxes                                  178               93          (16)        255
     Financing charges                                                                         89
     ------------------------------------------------------------------------------------------------
     INCOME BEFORE PROVISION FOR PAYMENTS
      IN LIEU OF CORPORATE INCOME TAXES                                                       166
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------
     CAPITAL EXPENDITURES                            48               60            8         116
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

                                 HYDRO ONE INC.
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

                                                     MARCH 31,      DECEMBER 31,
     (CANADIAN DOLLARS IN MILLIONS)                       2003              2002
     ---------------------------------------------------------------------------
     TOTAL ASSETS
     Transmission                                        6,550             6,638
     Distribution                                        4,803             4,707
     Other                                                 285                90
     ---------------------------------------------------------------------------
                                                        11,638            11,435
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

     All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

5.   SUBSEQUENT EVENT

     On April 22, 2003, Hydro One issued 40-year notes with a principal amount of $250 million under the Company's medium term note program. The notes were issued at par, have a 6.59% coupon rate and mature on April 22, 2043.

6.   COMPARATIVE FIGURES

     The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2003 Consolidated Financial Statements.